Filed by Replidyne, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cardiovascular Systems, Inc.
Commission File No. 000-53478

Cardiovascular Systems, Inc. The New Frontier for Treating Peripheral Arterial Disease (PAD) November 2008

Confidential 3 Safe Harbor Agreement FORWARD-LOOKING STATEMENTS This presentation contains forward-looking information that involves significant risks and uncertainties, including those set forth in the "Risk Factors" section of CSI's Form 10 dated October 28, 2008. Forward- looking information relates to future events or to our future financial performance, and our actual results, levels of activity, performance or achievements may be materially different from our future results, levels of activity, performance or achievements expressed or implied by this forward-looking information. CSI cannot guarantee that the properties of any of its product candidates will be sufficient to support U.S. Food and Drug Administration or other regulatory clearance or approval. CSI is providing the information in this presentation as of this date and does not undertake to update any forward-looking information contained in this presentation as a result of new information, future events or otherwise.

Recent Reverse Merger Transaction Summary Merging Companies Replidyne, Inc. (public shell), CSI (surviving company) Structure One-step all stock merger (S-4 to be filed) Ticker (current/proposed) NASDAQ: RDYN/CSII Ownership % Replidyne shareholders - 17%, CSI shareholders - 83% Adjusted if Net Assets below $37 million or above $40 million Treasury stock method accounting basis for options and warrants Pro-forma common shares outstanding* Outstanding - 136.7 million Fully Diluted - 209.4 million Average exercise price of options and warrants - $1.06/share Other terms Voting agreements with top shareholders 35% of outstanding Replidyne shares, 20% of outstanding CSI shares 90 day lockup post closing for insiders and officers of both companies Breakup fee of $1.5MM Expected Net Assets at close $35 million - $40 million Use of Proceeds Commercial expansion Research and development Infrastructure for growth Expected Close Date January/February 2009 *Preliminary, subject to amount of Net Assets; outstanding, option and warrant shares as of the close date; and a contemplated reverse stock split.

Confidential 7 Presenters Dave Martin President and CEO 20 years of leadership experience in medical technology COO of FoxHollow Technologies VP of Global Sales at Rita Medical Sales and sales management at Procter & Gamble, Guidant and Boston Scientific Larry Betterley Chief Financial Officer 25 years of public company experience CFO of PLATO Learning CFO of Diametrics Medical CFO of Cray Research

Confidential 9 Other Key Executives James E. Flaherty Chief Administrative Officer 30 years experience in finance and administration, including 4 publicly traded companies Robert J. Thatcher Executive VP 29 years experience in sales, marketing and operations John Borrell VP of Sales 14 years experience in sales and sales management Brian Doughty VP of Marketing 20 years experience in sales and marketing Paul Tyska VP of Business Development 18 years experience in sales and sales management Michael J. Kallok, Ph.D. Chief Scientific Officer 27 years experience in R&D, clinical, regulatory and general management Paul Koehn VP of Manufacturing 23 years experience in operations and quality systems

Confidential 11 Overview of Diamondback 360° Distinguishes between plaque and healthy tissue Removes soft and calcified plaque Addresses large and growing PAD market opportunity Approximately $45MM annualized revenue (Q1 FY 2009)

Industry Overview

Confidential 15 Circulatory problem affecting 8 -12 million people in the U.S. Peripheral Arterial Disease (PAD) Source: Journal of American Medical Association.

Confidential 17 5.8 10.7 12.0 16.0 17.0 0 2 4 6 8 10 12 14 16 18 Stroke PAD CAD Diabetes Source: American Medical Association, American Heart Association and SEER Cancer Statistics Review. Cases (in millions) U.S. Disease Prevalence Comparison Cancer Note: Green denotes plaque related diseases. * Reflects upper bound of 8 - 12 million range.

Confidential 19 1st Qtr 2nd Qtr East 1.5 1 West 30.6 38.6 North 45.9 46.9 1st Qtr 2nd Qtr East 2.5 12 West 30.6 38.6 North 45.9 46.9 8.0 - 12.0 Million Potential U.S. PAD Patients 2.5 Million Diagnosed 1.5 Million Procedural Interventions PAD is a Large and Underserved Market 1.5 Million Procedural Interventions 2.5 Million Diagnosed 28% 72% 407,400 Surgical Procedures Amputation Bypass 1,080,000 Endovascular Procedures Angioplasty Stenting Atherectomy Source: PARTNERS Study, Millennium Research Group and Podiatry Today. * Reflects 227,400 bypass procedures and upper bound of 160,000 - 180,000 range for amputations per year

Confidential 21 Prevalence of Calcium Below The Knee Calcium Heavily Calcified Heavily Calcified Above The Knee Calcium 30% 70%

Confidential 23 Amputations 180,000 Bypass Procedures 227,400 Current Surgical Treatment Options

Confidential 25 Shortcomings of Non-Atherectomy Options Balloons Damage Stents Fracture

Confidential 27 Safety Profile Do not distinguish between plaque and healthy tissue May produce large debris particles Challenged by Calcium Not effective in calcium Calcium present in 46% of all cases Treatment Time Requires multiple insertions Shortcomings of Other Atherectomy Devices

Our Solution The Diamondback 360°

Confidential 31 Diamondback 360° 283 Hospitals 11,000 Devices Sold Since 9- 07 $11.6M Revenue-Q1 FY 2009 >90% 90-Day Re-order Rate Note: All data as of quarter ended September 2008. Strong safety profile Differential sanding lowers risk of adverse events Small particulate matter reduces risk of distal embolization Decreases complications of adjunctive therapy Treats calcium in ATK and BTK vessels Proven efficacy OASIS Clinical Trial: outperformed FDA efficacy targets Only multi-center trial conducted on PAD Speed and Cost Single insertion Multiple vessels and lesions with one device 3 - 9 minute treatment time per lesion

Confidential 33 Orbital Atherectomy

Confidential 35 Differential Sanding

Confidential 37 Small Particulate Size 36 experiments (carbon blocks, animal and cadaver models) 93% of particles smaller than red blood cells 99% of particles smaller than lumen of capillaries

Confidential 39 Non-healing toe wound 60% occluded anterior tibial < 10% residual Dr Marcias @ Plaza Medical Case Study: BTK Diamondback 360°in Action Before After 60% occluded < 10% residual IVUS View

Confidential 41 OASIS Pivotal Trial 20 Sites 124 Patients U.S. Safety / Efficacy PAD II Feasibility Trial 7 Sites 66 Patients Europe Safety / Efficacy PAD I Feasibility Trial 2 Sites 17 Patients Europe Safety TOTAL: 207 Patients Size Demonstrated Location Trial / Study Pre-Launch Clinical Rigor

Confidential 43 Primary efficacy endpoint Acute debulking measured angiographically 55% reduction Primary safety endpoint Cumulative number of patients with serious adverse events thru 30 days <16 % SAEs Secondary efficacy/safety endpoint TLR rate thru 6 months <20% TLR FDA Target OASIS Result 201 Lesions 124 Patients 59.4% reduction 62% reduction 9.7% SAEs* *4.8 % device related 6.4% SAEs *3.2 % device related 2.4% TLR 1.6% TLR OASIS Data

Confidential 45 Single and Multiple Non- Randomized Registries Single-Center Retrospective Trial Single- Center Trial Multi-Center Retrospective Trial Single-Center Randomized Prospective Multi-Center Non-Randomized Prospective Multi-Center Randomized Prospective OASIS Building on Clinical Rigor Talon Less Rigorous More Rigorous CALCIUM 360 COMPLIANCE 360 ORBIT 2

Confidential 47 CALCIUM 360 To compare performance of Diamondback 360 to angioplasty in calcified infra-popliteal arteries. Measuring plaque reduction, dissection, adjunctive therapy and clinically driven restenosis rates. COMPLIANCE 360 To compare performance of Diamondback 360 to angioplasty in calcified superficial femoral, popliteal and tibial peroneal trunk vessels. Measuring plaque reduction, dissection, adjunctive therapy, atmospheres of pressure required to inflate balloon and clinically driven restenosis rates. ORBIT 2 To compare performance of OAS to Rotablator as an adjunctive treatment of calcified de novo coronary lesions in adult subjects. Measuring MACE rates, plaque reduction, stent expansion and clinically driven restenosis rates. Planned Clinical Studies All prospective, randomized control multi-center studies

Confidential 49 Coronary Atherectomy Comparison ORBIT 1 SOLD Registry DIRECTIONAL ATHERECTOMY ROTABLATOR 17 Study Analysis Number of Pts. / Lesions 50 / 49 71 / 90 10,043 Pts. Treatment / Adjunctive Therapy DB 360 / Stent DVI / Stent Rota / PTCA Pre Treat Stenosis % 85.7 +/- 8.7 74% Not Reported Post Treat Stenosis % 40.0 +/- 11.2 0.4% Post Stent 31% Post Stent 14 - 30% Post PTCA Mean Vessel Size (mm) 3.0 +/- 0.3 3.27 Not Reported Avg. Lesion Length (mm) 13.4 +/- 4.5 12.1 +/- 6.3 Not Reported TVF - Number (%) 3 (6%) 11 (15.5%) 8.7%

Confidential 51 Peripheral Coronary In Hospital $8,548 - $16,299 $9,468 - $13,421 $561 first artery $178 each additional Physician $480 - $543 Attractive Reimbursement Source: 2008 In-Patient Final Rule / 2008 Physician Payment Final Rule

Confidential 53 Three variables impact lumen and efficiency: Speed Crown characteristics Shaft characteristics Core Technology Leverage Provides New Products for Market Expansion Speed Increased rotational speed increases lumen Crown Characteristics Crown Mass Crown Shape Grit Height Shaft Shape Construction CF=mass*rotational speed2 radius of the orbit

Product Improvement Opportunities Larger lumens Better efficiency Improved performance in all plaque morphologies Improved ease of use

Product Offering Expansion Increased Sales Growth/Efficiency

Financial Overview

Confidential 61 Strong Revenue Momentum $4.6 $7.7 $0 $2 $4 $6 Q2 08 (December) Q3 08 (March) 0 1000 2000 3000 57 107 0 50 100 Q2 Q3 1300 2300 $8 Revenue in Millions Units Sold Number of Accounts Revenue and Units Sold 4000 $10 $9.9 3100 Q4 08 (June) 184 Q4 300 150 200 283 Q109 250 $12 $11.6 3600 Q1 09 (Sept) 5000 Revenue Catheters Sold

Confidential 63 Quality Revenue 20 15 0 5 10 15 20 25 Historical Actual Average Historical Target 75% >90% 0% 25% 50% 75% 100% Actual Target 90-Day Re-Order Rate Quarterly Device Usage per Account

Confidential 65 53% 67% 25% 50% Q2 08 Q3 08 Strong Gross Margins 75+% Long-Term Target 68%* Q4 08 75% 100% *Excluding charge related to new product transition. Q1 09 67%

75+% Confidential 67 Operating Leverage with Increasing Sales Q1 2009 (Sept) SG&A / Revenue* 114% 74% R&D / Revenue* 42% 10% Operating Margin* Unprofitable Unprofitable Targets at $150MM Rev. FoxHollow at $190MM Rev. Long-Term Targets 55% 45%-48% 15% 10%-13% Profitable 15%-20% 67% 75% 77% Gross Margin * CSI excludes stock based compensation.

Confidential 69 31.4 31.4 Debt (with warrants) As of September 30, 2008 Actual Pro Forma* Cash $14.7 $52.2 Long-Term Investments 22.9 22.9 Total Assets 51.6 89.1 Shareholders' Equity 13.9 51.4 USE OF PROCEEDS: Commercial Expansion Research and Development Infrastructure for growth *Assumes middle of expected net cash range of $35-$40 million Balance Sheet Overview Merger Proceeds Satisfy Cash Requirements of Current Strategy

Confidential 71 Large underserved PAD market opportunity Proven medical device management team with deep PAD knowledge Highly differentiated products - Strong safety profile - Effective in both soft and calcified plaque, both ATK and BTK - Reduce treatment times and cost - Supported by first-ever PAD-related atherectomy prospective multi-center clinical trial Ability to leverage core technology to expand market potential Investment Highlights

Confidential 73 Additional Information about the Merger and Where to Find It This communication may be deemed to be solicitation material in respect to the proposed transaction between CSI and Replidyne. In connection with the transaction, Replidyne intends to file a registration statement on Form S-4 with the SEC containing a related proxy statement/prospectus. The proxy statement/prospectus will be mailed to the stockholders of Replidyne and CSI. Investors and security holders of Replidyne and CSI are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Replidyne, CSI and the proposed transaction. The proxy statement/prospectus (when it becomes available), and any other documents filed by Replidyne or CSI with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Replidyne by contacting Replidyne Investor Relations by email at ir@replidyne.com or by telephone at (303) 996-5522. Investors and security holders may obtain free copies of the documents filed with the SEC by CSI by contacting CSI by telephone at (651) 259- 1000. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed transaction. Replidyne and CSI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Replidyne and CSI and their respective interests in the proposed transaction will be available in the proxy statement/prospectus. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.